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                               March 29, 2024

       Christopher Ferris
       President and CEO
       FB Bancorp, Inc.
       353 Carondelet Street
       New Orleans, Louisiana 70130

                                                        Re: FB Bancorp, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 4, 2024
                                                            File No. 333-277630

       Dear Christopher Ferris:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. We note your disclosure on the cover page of the Prospectus Supplement, which indicates that the trustee of the
401(k) Plan may purchase up to 3,179,835 shares of FB Bancorp common stock in the
stock offering. We also note your disclosure on page 1 of the
                                                        Prospectus Supplement
that the 401(k) Plan may acquire up to 21,798,350 shares. Please revise your disclosure
to consistently disclose the number of shares which may be
                                                        acquired by the 401(k)
Plan.
   2. We note that Fidelity Bank 401(k) Plan is offering participation interests of up to
                                                        3,179,835 shares of FB
Bancorp common stock. Please include Fidelity Bank 401(k) Plan on the cover page as a
co-registrant.
   3. Please disclose on the cover page, and as appropriate throughout the registration statement, if your
offering is contingent on receipt of certification to list on Nasdaq.
 Christopher Ferris
FirstName  LastNameChristopher Ferris
FB Bancorp,  Inc.
Comapany
March      NameFB Bancorp, Inc.
       29, 2024
March2 29, 2024 Page 2
Page
FirstName LastName
Prospectus Summary
How We Determined the Offering Range, page 3

4. In the first paragraph on page 4, please disclose the market value adjustments that are referenced in the first paragraph on page 94. On page 94, provide an expanded discussion of the reasons for each market value adjustment as discussed in Part 4 of the Appraisal
         Report.
Risk Factors
The geographic concentration of our loan portfolio, page 13

5. Briefly describe the current economic conditions in your market area including the trend in real estate values.
Historical and Pro Forma Regulatory Capital Compliance, page 33

6. We note your disclosure of pro forma equity capital and regulatory capital of Fidelity
         Bank. Further, you state that the table assumes the receipt by Fidelity Bank from FB
         Bancorp of $124.7 million, $147.0 million, $169.3 million and $194.9 million at the minimum, midpoint, maximum, and adjusted maximum of the offering range, respectively, which is 100% of the estimated net proceeds. However, the reconciliation at the bottom of the table and other disclosures in your filing state that Fidelity Bank will receive 50% of net proceeds. Please revise your filing to consistently disclose the allocation of proceeds from the offering to be transferred to Fidelity Bank.
Comparison of Financial Condition at December 31, 2023 and December 31, 2022 Interest-Bearing Liabilities, page 42

7.       Please revise your filing to rename this section and related
discussion to    interest-bearing
         deposits at other financial institutions    rather than
interest-bearing liabilities.
Management's Discussion and Analysis
Management of Market Risk, page 46

8. We note your disclosure here that "All directors participate in discussions during the regular board meetings evaluating the interest rate risk inherent in our assets and liabilities, and the level of risk that is appropriate." Indicate whether the board sets policies and guidelines for managing interest rate risk and if so, whether the changes referenced in the first paragraph below each table on page 47 were within the limits of such policies and guidelines. Finally, tell us with a view toward disclosure whether you have an Asset Liability Committee or other committee responsible for evaluating interest rate risk and if so, how such committee works with the board. Christopher Ferris
FirstName  LastNameChristopher Ferris
FB Bancorp,  Inc.
Comapany
March      NameFB Bancorp, Inc.
       29, 2024
March3 29, 2024 Page 3
Page
FirstName LastName
Lending Activities
Commercial Real Estate Loans, page 54

9. We note the statement on page 2 that in recent years you have increased your originations
         of    higher yielding commercial real estate loans    and that you
intend to continue that
         focus after the conversion and stock offering.    We also note
disclosure on page 54
         indicating that your CRE portfolio is comprised primarily of retail and office loans. Please revise to further disaggregate the composition of your CRE loan portfolio to address material geographic and other concentrations to the extent material to
an investor   s
         understanding of your CRE loan portfolio. In this regard, provide quantitative and qualitative disclosure regarding current weighted average and/or range of loan-to-value ratios and occupancy rates and disclose the extent of your exposure by borrower type, such as office, retail, hotel and multifamily.
10. Additionally, we note the statement on page 2 that you have increased your CRE portfolio at a managed pace consistent with what [you] believe to be conservative underwriting
         standards.    Please revise to clarify the specific risk management
policies, procedures or
         other actions undertaken by management in response to the current environment.
11. We also note disclosure on page F-25 that $133.9 million of your CRE loans totaling
         $206.3 million as of December 31, 2023 are classified as    revolving.
   Please tell us and
         revise your filing to disclose the typical terms and features of your CRE loans, with separate discussion of those CRE loans considered revolving from those CRE loans not considered revolving. Additionally, we note your disclosure on page F-38 of outstanding commitments to extend credit. Please tell us and revise your filing to disclose what
         amount, if any, of your commitments for    revolving lines of credit
and other    relate to
         revolving CRE loans.
Business of Fidelity Bank
Delinquencies, Classified Assets and Non-Performing Assets, page 57

12. We note your disclosure on page 57 that you had no real estate acquired as a result of foreclosure or by deed in lieu of foreclosure at December 31, 2023. We also note your disclosure on page 54 of $815,000 in other real estate owned at December 31, 2023.
         Please revise your disclosure on page 57 to consistently disclose your real estate acquired as a result of foreclosure.
Employee Stock Ownership Plan, page 85

13. We note your disclosure here that, "The employee stock ownership plan trustee is expected to purchase, on behalf of the employee stock ownership plan, 8.0% of the total number of shares of FB Bancorp common stock sold in the conversion." Please file the plan as an exhibit to this registration statement.
 Christopher Ferris
FirstName  LastNameChristopher Ferris
FB Bancorp,  Inc.
Comapany
March      NameFB Bancorp, Inc.
       29, 2024
March4 29, 2024 Page 4
Page
FirstName LastName
Financial Statements of Fidelity Bank
5. Goodwill, page F-31

14. We note your disclosure of $5.7 million of goodwill attributed to your acquisition of
         NOLA Lending Group (   NOLA   ) in January 2014. We also note
disclosure on page 50
         that NOLA originates, primarily for resale, all of your residential mortgages. Please confirm whether NOLA comprises your mortgage banking segment disclosed on page F-
         43. If so, and noting mortgage banking segment losses totaling $3.2 million and $5.1 million for fiscal years ended December 31, 2023 and December 31, 2022, respectively, please tell us in detail the annual impairment test performed during the fiscal year ended
         December 31, 2023, which indicated no goodwill impairment was required as disclosed on page F-13. Please refer to ASC 350-20-35-3 and ASC 350-20-35-3C.
16. Segment Information, page F-43

15. Please revise your filing to disclose a reconciliation of the total reportable segments amounts for each significant item you disclose in your table to the corresponding consolidated amounts in your financial statements as required by ASC 280-10-50-30 and
         50-31. Additionally, please also revise your filing to provide the disclosures required by
         ASC 280-10-50-21.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Katharine Garrett at 202-551-2332 or John Spitz at 202-551-3484 if you
have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Todd Schiffman at 202-551-3491 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Finance
cc:      Thomas P. Hutton